Exhibit 3.1

CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF NEUBASE THERAPEUTICS, INC.

The undersigned hereby certifies that he is the duly elected, qualified and acting Chief Executive Officer of NeuBase Therapeutics, Inc., a Delaware corporation (the “Corporation”), and that the Amended and Restated Bylaws of the Corporation (the “Bylaws”) were amended by unanimous written consent of the Board of Directors of the Corporation, effective as of September 15, 2023, to amend and restate Section 8 of the Bylaws as follows:

“Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the corporation’s Certificate of Incorporation (the “Certificate of Incorporation”), or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of one-third of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.”

The foregoing amendment to the Bylaws has not been modified, amended, rescinded or revoked and remains in full force and effect on the date hereof.

IN WITNESS WHEREOF, the Corporation has caused the foregoing amendment to the Bylaws to be signed by its Chief Executive Officer this 15th day of September, 2023.

By:	/s/ Dietrich A. Stephan
Name: Dietrich A. Stephan, Ph.D.
Title: Chief Executive Officer